Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-141932

Issuer Free Writing Prospectus, dated July 2, 2007

FIRST NATIONAL BANCSHARES, INC.

Final Pricing Term Sheet

7.25% Series A Noncumulative Convertible Perpetual Preferred Stock

Issuer:	First National Bancshares, Inc. (the “Company”)

Security:	7.25% Series A Noncumulative Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”)

Legal Format:	SEC Registered (File No. 333-141932)

Size:	$18,000,000

Number of Shares:	720,000 shares (828,000 shares if over-allotment is exercised)

Maturity:	Perpetual

Liquidation Preference:	$25.00 per share

Public Offering Price:	$25.00 per share

Dividend Rate (noncumulative):	7.25% per year on the amount of liquidation preference

Day Count Convention:	30/360

Underwriting Compensation:	6.00%

Net Proceeds, Before Expenses:	$16,920,000 in net proceeds or $19,458,000 if the over-allotment is exercised. This represents a reduction in the net proceeds from $18,800,000 and $21,620,000, respectively, as set forth in the preliminary prospectus, dated June 15, 2007.

Use of Proceeds:	The Company’s use of proceeds does not change. The Company plans to repay approximately $5 million under its revolving line of credit and use the remainder for general corporate purposes, including expansion of its branch network.

Settlement Date (T+4):	July 9, 2007

Dividend Payment Dates:	March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2007.

Redemption:	Redeemable at the Company’s option at any time, in whole or in part, on and after the third anniversary of the issue date, at $26.50 per share, plus declared and unpaid dividends, if any, with the redemption price declining in equal increments on a quarterly basis to $25.00 per share on or after the fifth anniversary of the issue date. The Series A Preferred Stock is also redeemable by the Company prior to that date, in whole or in part, at the redemption price of $25.00 per share if the last reported sale price of the Company’s common stock has equaled or exceeded 140% of the Series A Preferred Stock conversion price for at least 20 consecutive trading days.

Conversion Price:	$17.50 (representing an 18.7% premium to today’s last sale price of the Company’s common stock of $14.74)

Voting Rights:	None, except as discussed in more detail in the prospectus under “Description of Series A Preferred Shares – Voting Rights.”

Listing:	The symbol is expected to be “FNSCP” for the Series A Preferred Stock on the OTC Bulletin Board.

Sole Manager:	Keefe, Bruyette & Woods

CUSIP/ ISIN Numbers	32111 B203

To review a filed copy of our registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1095274/000119312507137135/ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods, Equity Syndicate at 212-887-8968.